Exhibit 1.2

KongZhong Corporation Announces Unaudited Third Quarter Results for the Period Ended September 30, 2004

3Q04 Financial Highlights:

*	Revenue grew 509% year-over-year and 3% sequentially to a record $12.36 million.

*	The Company’s 2.5G revenue grew 556% year-over-year and 10% sequentially to $10.53 million.

*	The Company’s 2G revenue grew 330% year-over-year but declined 22% sequentially to $1.83 million.

*	Net income increased 935% year-over-year and 1% sequentially to $5.33 million.

*	Net margin was 43.1%, up from 25.4% in 3Q03 and down slightly from 44.3% in 2Q04.

Beijing, China, November 12, 2004 — KongZhong Corporation (NASDAQ : KONG), a leading provider of advanced second generation (2.5G) wireless value added services in China, today announced its third quarter 2004 financial results. Under United States Generally Accepted Accounting Principles (US GAAP), diluted earnings per ADS was $0.15, up from a diluted earnings per ADS of $0.02 in the same period of the previous year (3Q03) and down from a diluted earnings per ADS of $0.19 in the second quarter of 2004 (2Q04). Net income in the third quarter was $5.33 million, an increase from $0.51 million in 3Q03 and $5.30 million in 2Q04.

As part of the Company’s initial public offering, 8 million American Depositary Shares were issued in early July. Using the enlarged share count, the Company’s earnings per ADS in 1Q04, 2Q04, and 3Q04 would have been $0.09, $0.15, and $0.15 respectively.

Commenting on the results, the Company’s Chairman and CEO, Yunfan Zhou, said, “In the third quarter, the wireless value-added services market faced a number of challenging issues, including the transition of SMS services to the MISC service management platform, changes in billing centers for MMS, a tightening of regulations governing wireless value-added services by mobile operators, and increased competition in general. These factors caused our top-line growth to slow considerably compared to prior periods. We believe these factors will continue to pose challenges in the fourth quarter for us and other service providers in this market. Nonetheless, we are confident of the 2.5G market’s long-term prospects, as Chinese consumers continue to migrate from 2G to 2.5G mobile phones. As a leading 2.5G service provider in China, we believe we are well positioned to capture this long-term potential.”

Business Highlights:

*	The Company believes it remained the leader with China Mobile in terms of 2.5G revenues, which are comprised of WAP, MMS, and Java revenues.

*	The Company grew its mobile game revenue from 2.5G services by 11% sequentially to approximately $1.40 million in 3Q04.

*	The Company signed agreements with:

*	Hutchison Telecom in Hong Kong to provide wireless value-added services to Hutchison’s customers in Hong Kong and Macau.

*	Beijing Buena Vista Business Consulting Company to provide interactive voice response (IVR) services using content from the Dragon Club, a cartoon program that is popular with Chinese children and authorized by the Walt Disney Company.

*	Beijing Kirin Kid Production Ltd. to use sound, music, pictures, and personal information from the rock band Heibao, including its new album “Heibao V,” in KongZhong’s wireless value-added services.

*	Phoenix Weekly (HK) in which Phoenix Weekly will provide the Company with pictures and essays for use in the Company’s wireless value-added services. The Company also agrees to set up a club in its wireless communities for the readers of Phoenix Weekly to exchange information.

*	China Film Group in October to give the Company exclusive rights in China to use video clips, stage photos, posters, music, dialogues, and sound effects from the forthcoming film “Kung Fu Hustle” in the Company’s wireless value-added services.

Third Quarter Financial Review

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

Revenues

Revenues for the quarter totaled a record $12.36 million, up 509% from the same period of the previous year and up 3% from 2Q04. By platform, revenues from 2.5G wireless value-added services accounted for 85% of total revenues and revenues from 2G wireless value-added services represented the remaining 15%, compared with 80% and 20%, respectively, in 2Q04.

Revenues from 2.5G services, which include services delivered using wireless access protocol (WAP), multimedia messaging service (MMS), and Java technology, grew 556% from 3Q03 and 10% from 2Q04 to $10.53 million in 3Q04. Growth in WAP revenues accounted for the largest increase in 2.5G revenues. Revenue from 2G services, which include short messaging service (SMS), interactive voice response, and color ring back tone (CRBT), grew 330% from 3Q03 but decreased 22% from 2Q04 to $1.83 million in 3Q04. The sequential decline in 2G revenues resulted from a decrease in SMS revenue, which was mainly caused by mobile operators’ transitioning SMS services to the MISC service management platform in a number of provinces.

By type, revenue from monthly subscriptions accounted for 92% of total revenue, and revenue from downloads accounted for the remaining 8%. During the quarter, the number of monthly subscriptions grew by 21% from 2Q04 to 15.48 million, and average revenue per subscription fell by 14%.

	1Q04	2Q04	3Q04
Subscription Revenue	93%	91%	92%
Download Revenue	7%	9%	8%
Total	100%	100%	100%

By service category, the Company derived 47% of its revenues from interactive entertainment, 36% from media services, and 17% from community-related services.

	1Q04	2Q04	3Q04
Interactive Entertainment	56%	47%	47%
Media	25%	37%	36%
Community	19%	16%	17%
Total	100%	100%	100%

Expenses

Cost of revenues (COR) in 3Q04 totaled $4.32 million, up 564% from 3Q03 and up 24% from 2Q04. The year-over-year increase was a result of higher business turnover and was primarily due to greater amounts paid to mobile operators, handset manufacturers, and content partners. Gross margin for the quarter was 65.0%, down from 67.9% in the same period of the previous year and 70.8% in 2Q04. The sequential margin contraction was attributed primarily to higher fees paid to handset manufacturers and, to a lesser extent, higher fees paid to mobile operators.

Total operating expenses in 3Q04 increased by 243% from the same period of the previous year and contracted by 7% from 2Q04. The year-over-year increase was largely due to increases in salary and benefits (associated with increased headcount), office rental expense, professional fees, and business tax. Total operating expenses represented 24.0% of revenues, compared with 42.6% and 26.6% of revenues in 3Q03 and 2Q04, respectively. Product development expense increased by 6% from 2Q04 and represented 9.3% of revenues. The increase was driven primarily by higher office rental expense and, to a lesser extent, higher depreciation. Sales and marketing expenses decreased by 20% from 2Q04 and represented 5.5% of revenues. The decrease was primarily the result of reduced sales and marketing activities due to the uncertain environment. General and administrative expenses decreased by 7% from 2Q04 and represented 8.3% of revenues. Amortization of deferred stock compensation decreased by 17% from 2Q04 and represented 1.0% of revenues. Overall, the Company’s operating margin improved from 25.3% in 3Q03 to 41.0% in 3Q04, but contracted from 44.2% in 2Q04.

The company-wide headcount increased 16% from 405 at the end of 2Q04 to 470 at the end of 3Q04.

Earnings

Net income totaled $5.33 million in the third quarter, an increase of 935% from $0.51 million in the same period of the previous year and an increase of 1% from $5.30 million in 2Q04. Net margin was 43.1%, up from 25.4% in 3Q03 but down from 44.3% in 2Q04. Diluted earnings per ADS were $0.15, up from $0.02 from the same period of the previous period and down from $0.19 in 2Q04.

Balance Sheet and Cash Flow

At the end of the quarter, the Company had $82.07 million in cash and cash equivalent funds and $98.41 million in total assets.

Cash flow from operating activities totaled $0.74 million in the third quarter, compared to $4.07 million in the second quarter. The sequential decline in cash flow from operating activities was primarily due to an increase in accounts receivable from $6.28 million at the end of the second quarter to $10.94 million at the end of the third quarter. The $4.66 million increase in accounts receivable came as a result of delays in payments by several provincial operators to all wireless service providers. In the third quarter, the Company spent $1.45 million on capital expenditures.

Business Outlook:

The Company presently expects its revenues to grow from $12.36 million in 3Q04 to $12.5-13.0 million in 4Q04, as it continues to adapt to recent changes in the marketplace. The Company estimates that its operating margin may contract slightly from the 3Q04 level.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 11:00 pm Beijing time (10:00 am Eastern time and 7:00 am Pacific time) on November 12. A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(unaudited)

	For the Three	For the Three	For the Three
	Months	Months	Months
	Ended	Ended	Ended
	Sep. 30, 2003	Jun. 30, 2004	Sep. 30, 2004
Revenues	$2,031	$11,968	$12,360
Cost of revenues	651	3,494	4,323

Gross profit	1,380	8,474	8,037
Operating expense
Product development	390	1,084	1,146
Sales & marketing	204	847	674
General & administrative	263	1,102	1,024
Amortization of deferred stock compensation	9	146	120

Subtotal	866	3,179	2,964

Operating income	514	5,295	5,073
Non-operating expense (income)
Interest expense	(1)	(9)	(261)
Others	—	4	6

Subtotal	(1)	(5)	(255)

Income before tax	515	5,300	5,328
Income tax expense	—	—	—

Net income	$515	5,300	5,328

Basic earnings per ADS	$0.04	$0.45	$0.17
Diluted earnings per ADS	$0.02	$0.19	$0.15
Margin Analysis:
Gross margin	67.9%	70.8%	65.0%
Operating margin	25.3%	44.2%	41.0%
Net margin	25.4%	44.3%	43.1%
Additional Data:
2.5G revenue	$1,605	$9,607	$10,525
2G revenue	426	2,361	1,835
ADS outstanding (million)	11.73	11.73	34.25
ADS used in diluted EPS calculation (million)	27.40	27.44	34.72

KongZhong Corporation
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the 9-Month	For the 9-Month
	Ended	Ended
	Sep. 30, 2003	Sep. 30, 2004
Cash Flows From Operating Activities
Net Income	$848	$13,770
Adjustments
Amortization of deferred stock compensation	72	347
Depreciation and amortization	167	493
Changes in operating assets and liabilities	(275)	(7,558)

Net Cash Provided by Operating Activities	812	7,052
Cash Flows From Investing Activities
Purchase of property & equipment	(672)	(2,083)

Net Cash Used in Investing Activities	(672)	(2,083)
Cash Flows From Financing Activities
Issuance of New Equity	—	73,241
Increase in minority interest	—	121

Net Cash Provided by Financing Activities	—	73,362
Translation Adjustments	1	1
Net increase in Cash and Cash Equivalents	141	78,332
Cash and Cash Equivalents, Beginning of Period	2,646	3,743
Cash and Cash Equivalents, End of Period	2,787	82,075

KongZhong Corporation
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2003	Sep. 30, 2004
Cash and cash equivalents	$3,743	$82,075
Accounts receivable	1,704	10,942
Other current assets	198	2,618

Total current assets	5,645	95,635
Rental deposit	74	342
PP&E (net)	848	2,438

Total assets	$6,567	$98,415
Accounts payable	564	2,340
Other current liabilities	393	2,880
Amount due to related party	90	—

Total current liabilities	1,047	5,220
Minority interest	—	121
Series B redeemable convertible preferred shares	2,970	—

Total liabilities	4,017	5,341
Shareholders’ equity	2,550	93,074

Total liabilities & shareholders’ equity	$6,567	$98,415

KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless interactive services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Contact:
Richard Wei
Chief Financial Officer
Tel.: +86 10 8857 6000
Fax: +86 10 8857 5891
E-mail: ir@kongzhong.com